Exhibit 8.1
List of Subsidiaries

	Jurisdiction
Subsidiary	of Organization	Ownership
SINA.com Online	United States of America	100%
Rich Sight Investment Limited	Hong Kong	100%
SINA Hong Kong Limited	Hong Kong	100%
T.CN Corporation	Cayman Island	100%
Beijing New Media Information Technology Co., Ltd.	People’s Republic of China	100%
SINA.com Technology (China) Co. Ltd.	People’s Republic of China	100%
SINA Technology (China) Co. Ltd.	People’s Republic of China	100%
SINA(Shanghai) Management Co. Ltd.	People’s Republic of China	100%
Beijing SINA Advertising Co. Ltd.	People’s Republic of China	100%
Shanghai SINA Advertising Co. Ltd.	People’s Republic of China	100%
Fayco Network Technology Development (Shenzhen) Co. Ltd.	People’s Republic of China	100%